UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES ACT OF 1934

(Mark One)
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________ to _____________

Commission file number: 1-2191

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BROWN SHOE COMPANY, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BROWN SHOE COMPANY, INC.
8300 Maryland Avenue
St. Louis, Missouri 63105

Brown Shoe Company, Inc. 401(k) Savings Plan

Financial Statements and Schedules

Years Ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16
Schedule H, Line 4J – Schedule of Reportable Transactions	17

Signatures	18

Index to Exhibits	19

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Brown Shoe Company, Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Brown Shoe Company, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011, and reportable transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

St. Louis, Missouri
June 28, 2012

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31, 2011			December 31, 2010
	Non-			Non-
	Participant-	Participant-		Participant-	Participant-
	Directed	Directed	Total	Directed	Directed	Total
Assets:
Cash	$9,077	$–	$9,077	$8,513	$–	$8,513
Investments - at fair value (Notes 3 and 4):
Mutual funds	–	93,675,268	93,675,268	–	92,947,031	92,947,031
Brown Shoe Company, Inc. Stock Fund	25,255,721	–	25,255,721	35,604,129	–	35,604,129
Total investments	25,255,721	93,675,268	118,930,989	35,604,129	92,947,031	128,551,160

Notes receivable from participants	–	3,555,730	3,555,730	–	3,256,536	3,256,536
Accrued transfer from other qualified plan, net	–	12,673,054	12,673,054	–	–	–
Total assets	25,264,798	109,904,052	135,168,850	35,612,642	96,203,567	131,816,209

Liabilities:
Excess contributions payable	–	146,045	146,045	–	133,907	133,907
Total liabilities	–	146,045	146,045	–	133,907	133,907

Net assets available for benefits	$25,264,798	$109,758,007	$135,022,805	$35,612,642	$96,069,660	$131,682,302
See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2011			Year Ended December 31, 2010
	Non-			Non-
	Participant-	Participant-		Participant-	Participant-
	Directed	Directed	Total	Directed	Directed	Total
Additions to net assets attributed to:
Contributions
Employer contributions	$3,829,591	$–	$3,829,591	$3,445,731	$–	$3,445,731
Employee contributions	–	8,491,790	8,491,790	–	7,747,088	7,747,088
Rollovers	–	652,580	652,580	–	317,862	317,862
Total contributions	3,829,591	9,144,370	12,973,961	3,445,731	8,064,950	11,510,681

Interest income on notes receivable from participants	–	154,361	154,361	–	156,577	156,577
Investment income	700,397	1,017,630	1,718,027	670,544	913,363	1,583,907
Net realized and unrealized gain on investments	–	–	–	10,199,116	8,210,158	18,409,274
Total additions	4,529,988	10,316,361	14,846,349	14,315,391	17,345,048	31,660,439

Deductions from net assets attributed to:
Withdrawals	1,583,464	6,690,937	8,274,401	2,851,550	12,055,393	14,906,943
Participant transfers out of/(in to) fund	990,640	(990,640)	–	1,185,909	(1,185,909)	–
Net realized and unrealized loss on investments	12,303,728	3,600,771	15,904,499	–	–	–
Total deductions	14,877,832	9,301,068	24,178,900	4,037,459	10,869,484	14,906,943

Accrued transfer from other qualified plan, net	–	12,673,054	12,673,054	–	–	–

Net (decrease) increase	(10,347,844)	13,688,347	3,340,503	10,277,932	6,475,564	16,753,496

Net assets available for benefits at beginning of year	35,612,642	96,069,660	131,682,302	25,334,710	89,594,096	114,928,806

Net assets available for benefits at end of year	$25,264,798	$109,758,007	$135,022,805	$35,612,642	$96,069,660	$131,682,302
See accompanying notes to financial statements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

The following description of the Brown Shoe Company, Inc. 401(k) Savings Plan (the “Plan”) provides only general information about the Plan’s provisions. Brown Shoe Company, Inc. (the “Company”) is the plan sponsor. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory 401(k) savings plan that covers eligible salaried and hourly employees of the Company and affiliates who are age 21 or older. Salaried and hourly employees are eligible to participate in the Plan beginning the first day of the first payroll period following the later of the date the employee attains age 21 and their first date of employment, or at the earliest administratively feasible date, if later, after eligibility requirements are met. Employees projected to earn compensation equal to or in excess of $90,000 (indexed according to IRS Code Section 414(q)) for the first 12-month period of employment, may become a participant on the first day of the first payroll period following 12 months from the first date of employment if they have then completed at least 1,000 hours of employment. If, however, the employee was a former participant of the Plan who is re-employed, they are eligible to become a participant in the Plan on the date of re-employment. The Administration Committee is responsible for the general administration of the Plan. Wells Fargo is the trustee and record keeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

 Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Plan Merger

Effective February 17, 2011, the Company acquired American Sporting Good Corporation (“ASG”), which sponsored the ASG 401(k) savings plan. The ASG 401(k) savings plan was merged into the Plan and participants in the ASG 401(k) plan began participating in the Plan effective January 1, 2012. All assets were transferred from the ASG 401(k) savings plan as of December 31, 2011 and were received by the Plan on January 3, 2012. As such, all net assets transferred to the Plan are reflected on the statement of net assets available for benefits and the statement of changes in net assets available for benefits as an accrued transfer from other qualified plan, net of $12,673,054 as of December 31, 2011. The transfer of $12,673,054 is comprised of $7,171,994 of cash, $5,282,143 of in-kind transfers and $218,917 of participant loans.

Contributions

Participants are allowed to contribute from two percent to 30 percent of eligible compensation annually, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may allocate their eligible contributions and account balances among any of the investment fund choices offered by the Plan, other than the Brown Shoe Company, Inc. Stock Fund, in one percent increments.

The Company contributes 75 percent of the first two percent and 50 percent of the next four percent of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Company’s common stock within the Brown Shoe Company, Inc. Stock Fund.

Contributions of participants and matching Company contributions are remitted by the Company to the trustee on a biweekly basis. Contributions are subject to applicable limitations. Additional amounts may be contributed at the discretion of the Company’s Board of Directors.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s contribution and (2) plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

 Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs if: (1) the participant’s employment is terminated on account of their death, (2) the participant’s employment is terminated on account of their disability, (3) the participant completes at least three years of service with the Company, (4) the participant’s employment is terminated after they attain age 65, or (5) the Company completely discontinues contributions or the Plan is terminated while they are an employee.

Forfeitures

Forfeitures of non-vested Company matching contributions plus actual earnings thereon are used to reduce future Company contributions. As of December 31, 2011, all current period forfeitures and a portion of accumulated forfeitures were utilized to reduce employer contributions. As of December 31, 2010, forfeitures not utilized to reduce employer contributions were $1,300. During the years ended December 31, 2011 and 2010, employer contributions were reduced by forfeitures of $214,000 and $82,000, respectively, which included account balances forfeited during the year.

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of several investment fund choices offered by the Plan, other than the Brown Shoe Company, Inc. Stock Fund, in one percent increments.

Notes Receivable from Participants

Participants may borrow from their fund accounts, excluding employer matching contributions held in the Brown Shoe Company, Inc. Stock Fund, a minimum of $1,000 up to a maximum of: (1) $50,000, adjusted for loan activity in the prior twelve months, or (2) 50 percent of the participant’s account balance, whichever is less. Loan terms generally range from six months to five years; however, the participant may repay eligible residential loans over 15 years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with current lending rates and are fixed for the term of the loan. For loans initiated after April 1, 2007, the Plan charges a monthly fee per loan to the participant’s account for each month that a loan is outstanding. Principal, fees and interest are paid ratably through payroll deductions; however, the participant may prepay the entire amount of the loan in one lump sum at any time.

 Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Participant Transfers

Participants may transfer their existing account balances, excluding the matching contribution amounts received, in one percent increments among investment fund choices offered by the Plan (other than the Brown Shoe Company, Inc. Stock Fund) daily. Participants who have completed at least three years of service may transfer their matching contribution amounts received in one percent increments out of and subsequently back into the Brown Shoe Company, Inc. Stock Fund and into any other investment fund choices offered by the Plan daily.

Participant transfers between participant directed investments and non-participant directed investments totaled $990,640 and $1,185,909 in 2011 and 2010, respectively.

Payment of Benefits

Hardship

Participants may withdraw their contributions while still an employee only if they suffer a substantial financial hardship as defined by the Plan that cannot otherwise be relieved. The minimum hardship withdrawal a participant may make is $1,000.

Termination of Service

Upon termination of service due to death, disability or retirement, a participant or beneficiary generally receives a lump-sum amount equal to the value of all amounts credited to the participant’s accounts. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her accounts as a lump-sum distribution. Certain participants who were included by a prior plan agreement will receive a distribution in the form of an actuarial survivor annuity unless the participant elects to receive a lump-sum payment of his or her vested interest in the account.

Retirement

The participant must begin to receive their benefits from the Plan no later than the April 1 following the calendar year in which occurs the later of the date they reach age 70 and a half or the date they terminate employment. If the participant is a five percent or greater shareholder of the Company, they must begin to receive their benefits from the Plan no later than April 1 following the calendar year in which they reach age 70 and a half.

 Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Plan Expenses

All expenses incurred in connection with the operation of the Plan are paid by the Plan’s sponsor with the exception of certain investment-related expenses, which are netted against investment earnings.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability. The Plan distributed the 2011 excess contributions to the applicable participants prior to March 15, 2012.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

 Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.

Related fees are recorded as administrative expenses and are expensed when they are incurred.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance that amended earlier fair value guidance by requiring more extensive disclosures about (1) transfers in and out of Levels 1 and 2, (2) activity in Level 3 fair value measurements, (3) different classes of assets and liabilities measured at fair value and (4) the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. The guidance is effective for interim or annual reporting periods beginning after December 15, 2009, except for certain disclosures applicable to Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Accordingly, the Plan adopted the guidance, except for certain disclosures applicable to Level 3 fair value measurements, at the beginning of 2010 and the guidance applicable to Level 3 fair value measurements at the beginning of 2011. See Note 4 to the financial statements for additional information related to fair value measurements.

In May 2011, the FASB issued guidance that amended earlier fair value guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The amendments (1) change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements, (2) clarify the Board’s intent about the application of existing fair value measurement requirements, and (3) change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance is effective for interim and annual periods beginning after December 15, 2011. Plan management is currently evaluating the effects, if any, that the adoption of this guidance will have on the Plan’s financial statements and disclosures. See Note 4 to the financial statements for additional information related to fair value measurements.

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Investments

During 2011 and 2010, the Plan’s investments, including investments purchased, sold, as well as held during the year, (depreciated) appreciated in fair value by $(15,904,499) and $18,409,274, respectively.

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2011
American Funds American Balanced Fund Class R4	$72,103	$–
American Funds EuroPacific Growth Fund Class R4	(1,733,647)	9,948,286
American Funds Growth Fund of America Class R4	(561,223)	9,795,949
Brown Shoe Company, Inc. Stock Fund	(12,303,728)	25,255,721
Dodge & Cox Stock Fund	(1,276,493)	20,132,932
PIMCO Total Return Admin Fund	588,582	15,503,218
Vanguard Institutional Index Fund	(25,466)	13,678,705
Vanguard Prime Money Market Fund	16,475	12,833,678
William Blair Small Cap Growth Fund Class I	(718,215)	4,835,308
Oakmark Equity & Income I	40,754	6,554,160
Vanguard Target Retirement Income	(3)	572
Vanguard Target Retirement 2015	(7)	22,639
Vanguard Target Retirement 2020	(42)	72,765
Vanguard Target Retirement 2025	(583)	39,781
Vanguard Target Retirement 2030	(719)	56,090
Vanguard Target Retirement 2035	(573)	45,394
Vanguard Target Retirement 2040	(201)	17,965
Vanguard Target Retirement 2045	(694)	56,622
Vanguard Target Retirement 2050	(514)	43,639
Vanguard Target Retirement 2055	(305)	37,565
	$(15,904,499)	$118,930,989

Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

	Net Appreciation in Fair Value During Year	Fair Value at End of Year
Year Ended December 31, 2010
American Funds American Balanced Fund Class R4	$553,519	$5,799,467
American Funds EuroPacific Growth Fund Class R4	845,805	12,077,951
American Funds Growth Fund of America Class R4	1,037,783	10,023,488
Brown Shoe Company, Inc. Stock Fund	10,199,116	35,604,129
Dodge & Cox Stock Fund	2,421,856	22,621,164
PIMCO Total Return Admin Fund	1,175,464	14,154,289
Vanguard Institutional Index Fund	1,426,385	12,925,574
Vanguard Prime Money Market Fund	15,156	9,890,800
William Blair Small Cap Growth Fund Class I	734,190	5,454,298
	$18,409,274	$128,551,160

The fair value of individual investments that represent five percent or more of the Plan’s net assets available for benefits is as follows:

	December 31
	2011	2010

American Funds EuroPacific Growth Fund Class R4	$9,948,286	$12,077,951
American Funds Growth Fund of America Class R4	9,795,949	10,023,488
Brown Shoe Company, Inc. Stock Fund* (2011 – 992,000 units; 2010 – 944,187 units)	25,255,721	35,604,129
Dodge & Cox Stock Fund	20,132,932	22,621,164
PIMCO Total Return Admin Fund	15,503,218	14,154,289
Vanguard Institutional Index Fund	13,678,705	12,925,574
Vanguard Prime Money Market Fund	12,833,678	9,890,800

*Non-participant-directed.

The total non-participant-directed investments consist of the following:

	December 31
	2011	2010

Brown Shoe Company, Inc. Stock Fund	$25,255,721	$35,604,129

 Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Non-participant-directed income includes $700,397 and $670,544 of dividends received by the Plan on Company stock for the years ended December 31, 2011 and 2010, respectively.

4. Fair Value Measurements

FASB guidance on fair value measurements and disclosures specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (“observable inputs”) or reflect the Plan’s own assumptions of market participant valuation (“unobservable inputs”). In accordance with the fair value guidance, the hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1 –	Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 –
Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 –	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considers counterparty credit risk in its assessment of fair value. Classification of the financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. The Plan measures fair value as an exit price, the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual Funds

The Plan’s investments in equity and balanced mutual funds are classified within Level 1 of the fair value hierarchy because the fair values are based on unadjusted quoted market prices in active markets with sufficient volume and frequency. These invested funds consist of American Funds American Balanced Fund Class R4, American Funds Europacific Growth Fund Class R4, American Funds Growth Fund of America Class R4, Dodge & Cox Stock Fund, Vanguard Institutional Index Fund, William Blair Small Cap Growth Fund Class I, Oakmark Equity & Income I, Vanguard Target Retirement Income and Vanguard Target Retirement 2015 – 2055.

The Plan’s investments in money market and other mutual funds are classified within Level 2 of the fair value hierarchy because the fair values are estimated using the net asset value per unit based on vendor-quoted pricing for which inputs are observable. There are currently no redemption restrictions on these investments.

These invested funds consist of the PIMCO Total Return Admin Fund and the Vanguard Prime Money Market Fund. The goal of these investment funds includes growth and preservation of capital.

 Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

Common Stock Fund

The Brown Shoe Company, Inc. Stock Fund is a unitized fund that invests in the Company’s common stock, which is classified within Level 1 of the fair value hierarchy because the fair value is based on the closing price on the New York Stock Exchange on the last business day of the year. A portion of the fund may also be invested in short-term reserves to accommodate daily transactions, which is classified within Level 2 of the fair value hierarchy because the fair value is estimated using the net asset value per unit based on vendor-quoted pricing for which inputs are observable. The classification in the fair value table at December 31, 2010 has been revised to conform with current year classification, consistent with the fair value measurement principles applied to the underlying investments in all periods presented. There are currently no redemption restrictions on these investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The fair values of the Plan’s investments by asset class are as follows:

		Fair Value Measurements
December 31, 2011	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds EuroPacific Growth Fund Class R4	$9,948,286	$9,948,286	$–	$–
American Funds Growth Fund of America Class R4	9,795,949	9,795,949	–	–
Dodge & Cox Stock Fund	20,132,932	20,132,932	–	–
Vanguard Institutional Index Fund	13,678,705	13,678,705	–	–
William Blair Small Cap Growth Fund Class I	4,835,308	4,835,308	–	–
PIMCO Total Return Admin Fund	15,503,218	–	15,503,218	–
Vanguard Prime Money Market Fund	12,833,678	–	12,833,678	–
Oakmark Equity & Income I	6,554,160	6,554,160	–	–
Vanguard Target Retirement Income	572	572	–	–
Vanguard Target Retirement 2015	22,639	22,639	–	–
Vanguard Target Retirement 2020	72,765	72,765	–	–
Vanguard Target Retirement 2025	39,781	39,781	–	–
Vanguard Target Retirement 2030	56,090	56,090	–	–
Vanguard Target Retirement 2035	45,394	45,394	–	–
Vanguard Target Retirement 2040	17,965	17,965	–	–
Vanguard Target Retirement 2045	56,622	56,622	–	–
Vanguard Target Retirement 2050	43,639	43,639	–	–
Vanguard Target Retirement 2055	37,565	37,565	–	–
Total mutual funds	93,675,268	65,338,372	28,336,896	–
Brown Shoe Company, Inc. Stock Fund	25,255,721	23,816,494	1,439,227	–
Total investments	$118,930,989	$89,154,866	$29,776,123	$–

 Brown Shoe Company, Inc. 401(k) Savings Plan

Notes to Financial Statements (continued)

		Fair Value Measurements
December 31, 2010	Total	Level 1	Level 2	Level 3
Investments:
Mutual Funds:
American Funds American Balanced Fund Class R4	$5,799,467	$5,799,467	$–	$–
American Funds EuroPacific Growth Fund Class R4	12,077,951	12,077,951	–	–
American Funds Growth Fund of America Class R4	10,023,488	10,023,488	–	–
Dodge & Cox Stock Fund	22,621,164	22,621,164	–	–
Vanguard Institutional Index Fund	12,925,574	12,925,574	–	–
William Blair Small Cap Growth Fund Class I	5,454,298	5,454,298	–	–
PIMCO Total Return Admin Fund	14,154,289	–	14,154,289	–
Vanguard Prime Money Market Fund	9,890,800	–	9,890,800	–
Total mutual funds	92,947,031	68,901,942	24,045,089	–
Brown Shoe Company, Inc. Stock Fund	35,604,129	33,684,398	1,919,731	–
Total investments	$128,551,160	$102,586,340	$25,964,820	$–

5. Federal Income Taxes

The Plan has received a determination letter from the IRS dated March 1, 2012, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

6.  Related Party Transactions

The Plan investments are investment funds managed by Wells Fargo, the trustee of the Plan. The Plan also invests in the Company’s common stock fund. These transactions qualify as party-in-interest transactions. During the years ended December 31, 2011 and 2010, the Plan received $700,397 and $670,544, respectively, in investment income from the Company.

Supplemental Schedules

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 43-0197190 Plan Number: 006

December 31, 2011

No. of				Current
Shares/Units	Description	Cost**		Value

288,054	American Funds EuroPacific Growth Fund Class R4	$		$9,948,286

343,476	American Funds Growth Fund of America Class R4			9,795,949

992,000	Brown Shoe Company, Inc. Stock Fund*		44,992,645	25,255,721

198,129	Dodge & Cox Stock Fund			20,132,932

753,541	PIMCO Total Return Admin Fund			15,503,218

118,904	Vanguard Institutional Index Fund			13,678,705

1,187,792	Vanguard Prime Money Market Fund			12,833,678

231,473	William Blair Small Cap Growth Fund Class I			4,835,308

242,298	Oakmark Equity & Income I			6,554,160

50	Vanguard Target Retirement Income			572

1,841	Vanguard Target Retirement 2015			22,639

3,355	Vanguard Target Retirement 2020			72,765

3,242	Vanguard Target Retirement 2025			39,781

2,681	Vanguard Target Retirement 2030			56,090

3,629	Vanguard Target Retirement 2035			45,394

876	Vanguard Target Retirement 2040			17,965

4,400	Vanguard Target Retirement 2045			56,622

2,138	Vanguard Target Retirement 2050			43,639

1,718	Vanguard Target Retirement 2055			37,565

	Loan Account

	***Participant loans, bearing interest at rates ranging from 4.25 percent to 10.50 percent with maturities through 2016			3,555,730

	Total investments (held at end of year)			$122,486,719

*Exempt party in interest to the Plan.
**Cost basis is not required for participant-directed investments.
***Party-in-interest

Brown Shoe Company, Inc. 401(k) Savings Plan

Schedule H, Line 4j – Schedule of Reportable Transactions

EIN 43-0197190  Plan 006

Year Ended December 31, 2011

Identity of Party Involved	Description of Assets	Aggregate Purchase Price	Aggregate Selling Price	Cost of Assets	Current Value of Asset on Transaction Date	Net Gain or (Loss)

Category (iii) – Series of transactions in excess of five percent of beginning net assets

Wells Fargo	American Funds American Balanced Fund Class R4	$1,515,993	$–	$1,515,993	$1,515,993	$–
		–	7,367,519	7,155,786	7,367,519	211,733
Wells Fargo	Dodge & Cox Stock Fund	2,862,121	–	2,862,121	2,862,121	–
		–	4,041,504	4,955,309	4,041,504	(913,805)
Wells Fargo	Oakmark Equity & Income I	6,513,426	–	6,513,426	6,513,426	–
		–	20	20	20	–
Wells Fargo	Vanguard Prime Money Market Fund	6,548,917	–	6,548,917	6,548,917	–
		–	3,620,673	3,566,682	3,620,673	53,991
Wells Fargo	Brown Shoe Company, Inc. Stock Fund	4,201,952	–	4,201,952	4,201,952	–
		–	2,640,794	4,192,120	2,640,794	(1,551,326)
There were no category (i), (ii), or (iv) reportable transactions during 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Brown Shoe Company, Inc. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BROWN SHOE COMPANY, INC. 401(k) SAVINGS PLAN

Date: June 28, 2012	/s/ Russell C. Hammer

Russell C. Hammer
Senior Vice President and
Chief Financial Officer of
Brown Shoe Company, Inc. and
Member of the Administration Committee
Under the Brown Shoe Company, Inc.
401(k) Savings Plan
On Behalf of the Plan

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm